06

ANNUAL REPORT

DST®
SYSTEMS

06

Financial Highlights

The selected consolidated financial data set forth in the table have been derived from the Company's consolidated financial statements. This data should be read in conjunction with, and are qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's audited consolidated financial statements, including the notes thereto and the report of the independent registered public accounting firm thereon, and the other financial information included in the 2006 Annual Report on Form 10-K filed with the SEC on March 1, 2007.

* Adjusted diluted earnings per share have been calculated by taking into account the impact of certain items that are not necessarily ongoing in nature, do not have a high level of predictability associated with them or are non-operational in nature. Generally, these items include net gains (losses) on dispositions of business units, net gains (losses) associated with securities and other investments, restructuring and impairment costs and other similar items. These items are discussed in more detail in Item 6, "Selected Financial Data," included in the 2006 Annual Report on Form 10-K.

** Operating margin percentage has been calculated by dividing income from operations by total revenues.

Year Ended December 31, *dollars in millions, except per share amounts*

	2006	2005	2004	2003	2002
INCOME STATEMENT DATA					
Total revenues	$ 2,235.8	$ 2,515.1	$ 2,428.6	$ 2,416.3	$ 2,383.8
Operating revenues	1,556.2	1,744.6	1,732.0	1,724.9	1,657.9
Income from operations	$ 305.3	$ 336.4	$ 315.7	$ 307.5	$ 303.3
Operating margin percentage**	13.7%	13.4%	13.0%	12.7%	12.7%
Interest expense	$ 77.3	$ 66.6	$ 55.3	$ 26.9	$ 13.4
Equity in earnings of unconsolidated affiliates	47.7	44.8	5.4	12.5	6.5
Income before income taxes	378.5	703.0	322.0	430.1	316.6
Net income	$ 272.9	$ 424.6	$ 222.8	$ 320.8	$ 209.0
Diluted shares outstanding (millions)	72.1	78.7	86.1	116.0	121.7
Basic earnings per share	$ 4.13	$ 5.65	$ 2.66	$ 2.80	$ 1.74
Diluted earnings per share	$ 3.78	$ 5.39	$ 2.59	$ 2.77	$ 1.72
Adjusted diluted earnings per share *	$ 3.02	$ 2.70	$ 2.50	$ 1.88	$ 1.77
GEOGRAPHIC INFORMATION					
U.S. total revenues	$ 2,022.6	$ 2,308.7	$ 2,217.2	$ 2,221.8	$ 2,224.4
U.S. operating revenues	1,349.9	1,544.1	1,526.1	1,536.3	1,504.4
U.S. income from operations	$ 282.1	$ 324.3	$ 275.3	$ 257.2	$ 268.4
U.S. operating margin percentage**	13.9%	14.0%	12.4%	11.6%	12.1%
International total revenues	$ 213.2	$ 206.4	$ 211.4	$ 194.5	$ 159.4
International operating revenues	206.3	200.5	205.9	188.6	153.5
International income from operations	$ 23.2	$ 12.1	$ 40.4	$ 50.3	$ 34.9
International operating margin percentage**	10.9%	5.9%	19.1%	25.9%	21.9%
BALANCE SHEET DATA					
Total assets	$ 3,119.1	$ 3,029.5	$ 3,383.4	$ 3,198.6	$ 2,744.2
Total debt	1,441.2	1,404.5	1,482.9	1,464.7	438.7
Stockholders' equity	$ 572.3	$ 495.7	$ 745.8	$ 683.7	$ 1,422.0
OTHER FINANCIAL DATA					
EBITDA	$ 585.7	$ 927.7	$ 535.8	$ 607.4	$ 473.8
Capital additions	$ 147.1	$ 133.4	$ 180.4	$ 269.7	$ 209.8
Share repurchases (millions)	7.3	14.5	5.7	36.5	2.5
INVESTMENT MARKET VALUES					
State Street Corporation	$ 762.7	$ 709.2	$ 628.3	$ 666.2	$ 498.9
Computershare Ltd.	207.8	147.3			
Computer Sciences Corporation (CSC)			401.9	381.8	297.4
Other available-for-sale securities	$ 305.4	$ 232.2	$ 169.8	$ 124.7	$ 134.2
OTHER OPERATING DATA					
Mutual fund shareowner accounts processed (millions)					
U.S.	105.8	102.2	92.2	87.9	80.0
United Kingdom	5.6	5.2	5.3	4.6	3.5
Canada	7.1	6.8	6.2	2.7	2.5
TRAC participants (millions)	4.5	4.3	3.9	3.5	2.8
Automated Work Distributor workstations (thousands)	120.8	107.2	96.4	87.0	84.6
Argus pharmacy claims processed (millions)	525.8	232.2	205.0	209.3	184.7
Asurion and lock\line supported consumers (millions)	58.8	27.2	25.3	19.4	16.4
DST Health Solutions covered lives (millions)	25.3	16.3			
Output Solutions images produced (billions)	15.5	11.6	9.0	9.7	8.7
Output Solutions items mailed (billions)	2.6	2.1	1.9	1.8	1.8

Business Overview

DST Systems, Inc. ("DST" or the "Company") provides sophisticated information processing and computer software services and products. DST is organized into two operating segments (Financial Services and Output Solutions). In addition, investments in equity securities and certain financial interests and DST's real estate subsidiaries and affiliates have been aggregated into an Investments and Other segment. The illustration below depicts DST's operating segments.

Financial Services

- Mutual Fund Shareowner Processing
- Business Process Management
- Investment Management Products
- Healthcare Transaction Processing Solutions

Output Solutions

- Statement and Bill Production Services
- Marketing and Personalization Services
- Postal Optimization
- Electronic Solutions

SUPPORTED BY INFORMATION PROCESSING FACILITIES

Financial Services

DST's Financial Services Segment is comprised of business units and unconsolidated affiliates which incorporate proprietary software into service or product offerings principally supporting the mutual fund, investment management, insurance, and healthcare industries. Certain product offerings are integrated to provide enhanced transaction processing solutions. DST's proprietary software systems include mutual fund shareowner recordkeeping systems for U.S. and international mutual fund companies; a defined-contribution participant recordkeeping system for the U.S. retirement plan market; investment management systems offered to U.S. and international investment managers and fund accountants; a business process management and customer contact system offered to mutual funds, insurance companies, brokerage firms, banks, healthcare payers, healthcare providers, cable television operators, and mortgage servicing organizations; and healthcare claims administration processing systems and services, including consumer directed healthcare administration solutions, offered to healthcare payers, third-party administrators and medical practice groups. DST's U.S. processing services are integrated with and supported by sophisticated centralized processing facilities.

Mutual Fund Shareowner Processing

The U.S. mutual fund industry is a primary investment vehicle for the individual investor, with over $10 trillion invested in mutual funds. As the largest provider of third-party shareowner recordkeeping for the U.S. mutual fund industry, DST has played an important role in supporting the growth of the mutual fund industry. DST's strategy of continuously enhancing core proprietary systems, providing processing capacity to handle rapidly changing transaction volumes and expanding changes in marketing distribution channels, and delivering innovative products enables clients to provide world-class service to their constituents.

Shareowner Accounting and Recordkeeping

DST's software system for open-end U.S. mutual fund shareowner recordkeeping and accounting is TA2000. TA2000 performs all shareowner related functions for mutual funds, including processing purchases, redemptions, exchanges and transfers of shares; maintaining shareowner identification and share ownership records; reconciling cash and share activity; calculating and disbursing commissions to brokers and other distributors; processing dividends; reporting sales; and providing information for printing of shareowner transaction and statement data and year-end tax statements. The system processes equity, fixed income, money market, load, no-load and multi-class funds. TA2000 also performs many specialized tasks, such as asset allocation and wrap fee calculations. At December 31, 2006, TA2000 processed 105.8 million U.S. mutual fund shareowner accounts, making DST the largest third-party provider of U.S. mutual fund shareowner processing services.

Mutual Fund
Accounts Processed (millions)



120
100
80
60
40
20
0
2002
2003
2004
2005
2006

During 2006, the Company received new mutual fund client commitments for approximately 8.1 million new shareholder accounts, based on current account levels, which are expected to convert during 2007.

DST offers a complete range of recordkeeping services, from full-service processing, which includes all clerical and data processing support for transfer agent activities, to remote or ASP (Application Service Provider) processing in which the clients perform all administrative and clerical functions using TA2000. Remote processing clients include mutual fund companies performing their own transfer agent operations and brokers performing shareowner recordkeeping (subaccounting) for funds they distribute. Full-service processing is offered by both DST and Boston Financial Data Services, Inc. ("BFDS"), which DST jointly owns with State Street Corporation ("State Street"). The design of DST's proprietary systems and the integration of AWD with TA2000 enables clients to select the services they choose to perform with DST or BFDS, resulting in an increasing number of shared service relationships.

Retirement and Savings Plan Recordkeeping and Administration

Mutual funds are popular investment vehicles used for individual and corporate retirement savings plans and for individual education saving plans. TA2000 supports all types of Individual Retirement Accounts ("IRAs"), including Traditional, Roth and rollover IRAs, and Educational Savings Plans, which include both Coverdell and Section 529 college plan accounts.

Retirement and Education Plan
Accounts Processed by TA2000 (millions)



Education
Retirement
40
35
30
25
20
15
10
5
0
2002
2003
2004
2005
2006

TA2000 serviced 23.3 million IRAs and 4.2 million accounts in an assortment of retirement accounts (SAR-SEP, Keogh and SIMPLEs) at December 31, 2006. Furthermore, TA2000 supported the processing of 6.9 million educational savings accounts at December 31, 2006, of which 6.1 million are Section 529 plan accounts.

Retirement Participants
Processed by TRAC (millions)



5
4
3
2
1
0
2002
2003
2004
2005
2006

TRAC is a component of TA2000 that provides participant recordkeeping and administration for defined contribution plans, including 401(k), 403(b), 457, money purchase and profit sharing plans that invest in mutual funds, company stock, guaranteed investment contracts, annuities and other investment products. TRAC is integrated with TA2000, which eliminates the reconciliations required when different systems are used for participant recordkeeping and the underlying mutual fund shareowner accounting. TRAC provided recordkeeping for 4.5 million retirement plan participants at December 31, 2006.

Subaccounting

Subaccounting services are offered on a remote (ASP) and shared service basis to broker/dealers who perform shareowner accounting and recordkeeping for mutual fund accounts that have been sold by the broker/dealer's registered representatives. The subaccounting platform is designed to meet the complex reconciliation and system interfaces required by broker/dealers who need this capability.

Products Supporting Mutual Fund Distribution and Marketing

DST's products meet the expanding service requirements, distribution channels and regulatory requirements affecting the mutual fund market.

DST is the largest processor of the mutual fund industry's volume on Fund/Serv and Networking, two systems developed for mutual fund distribution by the National Securities Clearing Corporation, a subsidiary of the Depository Trust and Clearing Corporation. DST has also developed the Financial Access Network ("FAN"), which is the technological infrastructure that facilitates mutual fund sales and distribution via the Internet.

Several of DST's products and services utilize FAN. FAN Web enables mutual fund companies to offer investors direct inquiry of account information, financial transaction execution and literature fulfillment through a set of customized Internet templates that link the mutual fund company's Web site to TA2000. FAN Investment Tracking enables shareholders to download their mutual fund transaction data through Quicken and Microsoft Money for Windows Online Investment Center. FAN Mail provides financial advisors and broker/dealers with trade confirmations, account positions and other data through public network access. Vision, a DST-hosted Web site, enables broker/dealers and financial advisors to view their clients' mutual fund and variable annuity positions, establish new accounts and process transactions. Over 200,000 financial intermediaries currently use FAN Mail and Vision.

Financial Services Internet Transactions (millions)



Vision
FAN Web
650
600
550
500
450
400
350
300
250
200
150
100
50
0
2002
2003
2004
2005
2006

International Shareowner Processing

DST provides international shareowner processing through International Financial Data Services, U.K. ("IFDS U.K."), International Financial Data Services, Canada ("IFDS Canada") and International Financial Data Services, Luxembourg ("IFDS Luxembourg"). All three companies are joint ventures of DST and State Street.

IFDS U.K. offers full and remote service processing services for the U.K. Open Ended Investment Companies ("OEIC") accounts and unit trusts and related products using FAST, its proprietary unit trust recordkeeping and accounting system. IFDS U.K. is the largest third-party provider of OEIC and unit trust shareowner processing in the U.K., processing 5.6 million unitholder and OEIC accounts at December 31, 2006.

IFDS U.K. Unitholder Accounts Processed (millions)



6
5
4
3
2
1
0
2002
2003
2004
2005
2006

Using iFAST, its proprietary mutual fund processing system, IFDS Canada offers mutual fund servicing in Canada both on a full service processing and remote processing basis. At December 31, 2006, IFDS Canada serviced 7.1 million shareowner accounts.

Canadian Mutual Fund Shareowner Accounts Processed (millions)



8
6
4
2
0
2002
2003
2004
2005
2006

IFDS Luxembourg provides mutual fund shareowner processing and related services to the Luxembourg and continental European market.

Business Process Management

Automated Work Distributor ("AWD") is an enterprise-scale software system that enables companies to improve operating efficiency and customer satisfaction. AWD supports the capture of all inbound work at the point of contact (mail, telephone calls, Internet, e-mail, faxes, etc.), then identifies the steps that need to be followed to complete that item and its relative priority compared to other work that has been received. The system then delivers the piece of work, based on priority, to the resource most qualified to complete the current processing step. AWD's sealed audit trail tracks all activities associated with completing each item of work, providing a valuable tool for ensuring compliance with internal and external regulations. By enforcing standard business processes independent of the origin of a request, the system ensures that every AWD user within a customer organization is consistently working on the most important item that he or she has the training and experience to complete.

AWD's automation components allow customers to remove associates from tasks in which human interaction is not required, resulting in increased productivity. In addition, AWD's application integration components allow customers to seamlessly link business processes that cross multiple application systems. AWD also enables customers with multiple service centers to seamlessly move work between locations, minimizing geography as a barrier to productivity gains. The AWD product suite also includes imaging and content management, an event-based reporting and activity monitoring subsystem, a contact center desktop with proactive call scripting, intelligent character recognition and support for e-mail and Web-based customer service.

Classified as a "business process management (BPM)" solution by technology industry analysts, AWD is a mission-critical application implemented in many different industries including mutual funds, life insurance, healthcare, property and casualty insurance, banking, mortgage, brokerage and video/broadband/telephony. AWD customers are located in over nineteen countries including the U.S., Canada, the U.K., continental Europe, Australia, South Africa, Hong Kong, mainland China, Taiwan and Japan.

The Company combines the AWD system with hosting services and business process outsourcing for AWD clients.


AWD Workstations
Worldwide (thousands)
International
Domestic
140
120
100
80
60
40
20
0
2002
2003
2004
2005
2006

Customers can access AWD at the AWD Data Center using DST's telecommunications network. The AWD Data Center provides a fully redundant disaster recovery option to AWD customers.

Investment Management Products

DST International Group Services Limited ("DST International"), a U.K. company, provides investment management and portfolio accounting software (primarily on a license basis) and software related services to support the front, middle and back office needs of the investment management industry. In addition to investment management solutions, DST International's businesses include business process management and billing solutions. DST International services over 600 clients in 55 countries from offices in the U.K., U.S., Australia, Canada, China, France, Hong Kong, Indonesia, New Zealand, Singapore, South Africa and Thailand.

Investment Management Solutions

DST International's front office solutions include opinion management, customer relationship management, decision support, modeling, order management, compliance and a real-time position-keeping engine.

DST International's investment accounting solutions, primarily HiPortfolio, are used for in-house investment accounting and by the world's largest third-party administrators. DST International's investment accounting solutions provide settlement, custody, accounting and net asset value ("NAV") pricing and are multi-market, multi-asset class, multi-currency and multi-lingual.

DST International's investment data solutions are designed to provide a real-time view of the complete investment process across the entire spectrum of investment management operations—from front office analytics to trading, confirmation and settlement using a meta-data enabled model with over 1,000 tables.

DST International's risk and performance solutions are integrated but can be supplied separately. The risk management solution controls market and credit risk and gives the choice of using historic, Monte Carlo or deterministic simulation. The performance solution covers performance measurement and attribution and is compliant with Global Investment Performance Standards (or GIPS). Fixed income attribution is also available.

DST International's wealth management solutions combine elements of DST International's front office and performance solutions coupled with personalized client reporting and extensive use of DST's AWD. The resultant solution has been tuned for retail scale and manages high net worth individuals' investments worldwide.

DST International's wrap solutions are operational in the U.S. and U.K. and can be tailored to specific companies' requirements from a long list of options that can be integrated, including a Web-based user interface.

Healthcare Transaction Processing Solutions

DST provides healthcare transaction processing services and solutions through DST Health Solutions, Inc. ("DSTHS"), an indirect wholly-owned subsidiary of DST, and Argus Health Systems, Inc. ("Argus"), a joint venture between DST and a privately held life insurance holding company.

DST Health Solutions, Inc., with principal operations based in Birmingham, Alabama, became a subsidiary of DST on April 29, 2005. On October 2, 2006, DSTHS acquired Amisys Synertech, Inc. ("ASI"), with principal operations based in Harrisburg, Pennsylvania and international operations based in Hyderabad, India. DST is in the process of integrating the DSTHS and ASI operations and will market these businesses collectively under the name DST Health Solutions. DST believes the expanded DSTHS business will provide broader product offerings to existing and new customers, as well as increase opportunities to leverage DST's AWD and Output Solutions products.

DSTHS is an enterprise software developer, software application services provider and business process outsourcer for the U.S. healthcare industry. Using its proprietary software, DSTHS supports healthcare payers, third-party administrators ("TPAs") and medical practice groups with business process outsourcing ("BPO") services, application service provider ("ASP") solutions, consumer directed healthcare ("CDH") administration solutions, information technology outsourcing services and enterprise software applications for health plan administration and physician practice management.

DSTHS provides solutions to the healthcare market with the company's core health plan administration systems: AMISYS Advance, PowerSTEPP, PowerMHS and PowerMHC, each on a licensed, ASP or BPO basis. These enterprise-wide systems help support health plan business operations including claims processing, member and provider management, benefit plan management, and medical management with browser-based graphical user interfaces designed to provide ready access to users in remote locations. The enterprise applications of DSTHS support approximately 385 healthcare clients, representing approximately 25.3 million covered lives, 360 million health plan claims, 30 million physician business transactions and 400,000 CDH members annually.

Consumerism and the CDH programs collectively represent a significant trend in employee welfare benefits. CDH addresses a number of objectives including employer cost management, employee choice and control over their health and benefits, and free market influences in the pricing and costs of healthcare. DSTHS has been a major force among the very first CDH programs by providing the necessary infrastructure. DSTHS is able to use its proprietary software and services platform to support and facilitate the convergence of health and financial transactions and information for consumers to manage their Flexible Spending Account (FSA), Health Reimbursement Account (HRA) and/or Health Savings Account (HSA) programs. DSTHS has focused this CDH solution as a BPO service offering using its own proprietary systems for infrastructure.

In the healthcare payer market, DSTHS competes effectively through increasing its investment in platform-independent, service-oriented component applications that enable clients to accelerate customer acquisition, deliver new, profitable products to market rapidly and cost-effectively, facilitate administration of consumer-directed healthcare, improve enterprise workflow and enhance health payer revenue cycles. These new components can be deployed as part of a core replacement project including the PowerSolutions and Amisys Advance core engines, or as stand-alone applications that extend clients' existing core systems.

Healthcare Payer Solutions

PowerQueue AWD
PowerQueue AWD offers an enterprise-wide business process management solution. Real-time integration to the DSTHS core transaction systems delivers increased operational efficiency through automation and continuous process improvement, thus providing higher quality by allowing clients to focus on business decisions rather than repetitive tasks. Functionality includes claims routing, quality audits, customer service, correspondence processing, and imaging. In addition to client sales, PowerQueue AWD is being implemented in the DST Health Solutions' BPO operations to achieve greater efficiency, functionality and scalability.

Enterprise Extension Applications
The PowerSolutions Suite includes optional, fully-integrated applications for e-business, claims workflow automation, issue management, utilization management and case management. Applications include ePower, PowerQueue, CareSTEPP and CaseSTEPP.

Business Analysis Applications
DSTHS offers business analysis, reporting and quality management applications that include InfoSTEPP, CompareCare and the Johns Hopkins' ACG System.

Physicians' Practice Services

DSTHS provides comprehensive, workflow-driven back-office administration services and ASP-based technology solutions that support the administration of medical practice business operations, with a primary focus on accounts receivables management, coding and billing of the professional component of the physicians' fees. Applications include: MDr

Practice Manager, MDr Decision Manager, MDr Web Report, and AWD supporting physician practice BPO operations.

Managed Pharmacy Benefit Solutions

Argus provides claim processing, information services and administrative support to help manage pharmacy benefit programs, including Medicare Part D. These services include pharmacy and member reimbursements, call center, pharmacy network management, clinical information services, rebate contracting and rebate processing. Argus' proprietary claims processing system is an interactive, database managed processing system for administration of prescription drug claims, pharmacy and member reimbursement and drug utilization review.

Information Processing Facilities

DST operates three primary data centers to support the data processing needs of its products and services.

The Winchester Data Center ("Winchester") is the Company's primary central computer operations and data processing facility. Winchester is one of the largest and most advanced facilities of its type in the U.S. and supports hundreds of thousands of computer users connected through fully redundant telecommunications networks from locations across the U.S., U.K. and Canada. Winchester runs mainframe computers with a combined processing capability of more than 20,000 million instructions per second ("MIPS") and direct access storage devices ("DASD") with an aggregate storage capacity that exceeds 118 trillion bytes. Winchester also contains more than 700 servers with over 400 trillion bytes of storage capacity supporting NT, UNIX and iSeries small and midrange computing environments.

The AWD Data Center supports the Company's image-based workflow processing services, including more than 18,000 AWD workstations used in DST's full and remote service mutual fund shareowner recordkeeping operations, and customers in the healthcare, insurance, and brokerage industries. Systems are deployed in a high-availability configuration and replicated across two data center facilities to provide system and data redundancy.

Winchester Data Center Processing Capacity


MIPS
DASD
MIPS
25,000
20,000
15,000
10,000
5,000
0
2002
2003
2004
2005
2006
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
TRILLIONS OF BYTES

The Recovery Data Center, located over 250 miles away from Winchester, has a computer room equivalent in size and infrastructure redundancy to Winchester. It houses the latest mainframe technology, including mainframe computers that have the capacity to run over 20,000 MIPS and the capacity to store more than 197 trillion bytes of data on DASD. DST makes available to clients various options for disaster recovery objectives ranging between approximately four hours in certain applications up to 30 hours, depending on the application and business requirements.

DST's Internet architecture provides redundant connectivity for clients. Through the deployment of Web servers, application servers and a large network of dedicated Internet bandwidth, Winchester provides its customers with Internet connections designed for security, speed and reliability.

All three data centers are staffed 24 hours a day, seven days a week and have self-contained power plants with mechanical and electrical systems designed to operate without interruption in the event of a commercial power loss. The Winchester and Recovery Data Center facilities are seismically braced and designed to be resistant to tornado force winds.

Asurion Corporation

On January 1, 2006, the Company completed the transaction to merge its DST lock\line, Inc. subsidiary into a wholly-owned subsidiary of Asurion Corporation, a privately held company with principal operations in Nashville, Tennessee. The merger resulted in DST acquiring a 37.4% ownership interest in Asurion. Asurion is a global provider of enhanced services and specialty insurance products to the wireless industry. Asurion provides services related to device protection, data protection and back-up, warranty management and roadside assistance for technology firms in the U.S., Canada and Asia.

2006

Output Solutions

DST's Output Solutions Segment provides single-source, integrated print and electronic statement and billing output solutions. The Output Solutions Segment provides customized statement and bill production, marketing and personalization services, postal optimization, and electronic solutions in the U.S., Canadian and U.K. markets. The Output Solutions Segment produced more than 2.6 billion items in 2006 from five operation centers strategically located throughout North America and in the U.K. DST Output is among the largest First-Class™ mailers in the U.S.

Statement and Bill Production Services

Statement and bill production services are supported by integrated and automated production environments that rapidly and cost-effectively transform electronic data received from clients into customized statements that can be delivered in print or electronic format in accordance with individual customer preferences. The highly automated production environment helps maximize postal savings while minimizing delivery time.



Output Solutions
Items Mailed (billions)
3.0
2.5
2.0
1.5
1.0
0.5
0.0
2002
2003
2004
2005
2006

For the financial services industry, products and services include electronic printing, variable and selective insertion and distribution of custom designed shareowner and other account-based communications, including transaction confirmations, dividend checks, account statements and year-end tax reports. Clients are offered the capability of personalizing their individual customer communications through proprietary segmentation tools that facilitate targeted messaging and utilization of syndicated content and full-color. The Output Solutions Segment is integrated with and uses processing functions of TA2000 and the Company's information data processing facilities.

Single source statement and bill production services are provided to the mutual fund, retirement, brokerage, banking, consumer finance, cable and satellite TV/broadband, telecommunications, healthcare, insurance, utilities, rapid delivery and other service industries.

Advanced high-speed, full-color digital printing solutions and targeted messaging and graphics management tools provide clients with additional capabilities to develop marketing campaigns, cross-sell services, and improve customer loyalty.

The Output Solutions Segment's research and development initiatives resulted in implementations of new Digital Press Technology ("DPT") printing and inserting platforms which were built upon the full-color digital press printing. The new platform enables the Output Solutions Segment to produce high-speed transactional printing combined with dynamic forms color printing. The platform enables the client's corporate logo to be printed in color onto the paper stock simultaneous with customer and other bill/statement data, where previously the client provided preprinted paper stock. Similar technological innovations enable clients to add highlight color or full-color printing throughout the statements or bills. Mail piece tracking software integrated with the U.S. Postal Service® allows clients to predict incoming mail volumes and confirm consumer delivery to improve customer satisfaction.

Advanced statement consolidation capabilities, which combine data from multiple services and funds into a single integrated statement, offer clients potentially significant savings in both paper and mailing costs while creating a marketing tool for companies seeking to establish brand name recognition and sell combined services.

Output's Customer Portal enables clients to access multiple tools that support their statement and bill production services. These include campaign management, online job auditing, and job and mail tracking, etc. In addition, clients can use near real-time reports and inquiries to monitor production activities including job tracking, postage expense amounts and insert counts throughout the production process.

DST Output offers a full range of technical support. Customized programming tools have been developed that allow electronic information streams from a variety of client systems to be received without the need to make changes to the client's software. These tools enable rapid and smooth transitions when clients outsource their statement processing and electronic functions.

Marketing and Personalization Services

Targeted Marketing

The Company's Campaign Manager offering allows clients to segment their customer databases for targeting variable campaigns through selective inserting, personalized messaging, graphics and the targeted use of syndicated content to selected audiences across multiple output media. The offering includes a graphical work-flow management capability that enables clients to create, target, and schedule graphics that are dynamically placed on the color statements for both print and electronic distribution. This solution facilitates customer acquisition, response rates, nurturing and retention, product cross-selling and brand awareness.

Direct Marketing

Direct marketing solutions provide highly personalized and targeted mail pieces to clients' target audiences. Services include database list management, development and programming, print production, postal processing, advanced laser personalization, inkjet addressing, inserting and other direct marketing production services.

Variable data printing technology allows individual mail pieces to be personalized to drive response rates, increase average order values and boost sales. Solutions allow for monthly short runs to large cross-country campaigns according to the clients' needs.

Graphic Design Services

The Company's communications design services offer expertise and industry knowledge of how recipients are affected by information placement, use of color and white space, charts and graphs and personalized content placement before statements are initially developed. Many clients have the opportunity through statement-based marketing and creative design services to use the print or electronic statement to reinforce a corporate image, advertise special offers and features, deliver customer-specific messages and otherwise market their services to customers.

Postal Optimization

As one of the largest First-Class mailers in the U.S., the Output Solutions Segment provides a range of postal services for clients to optimize mail efficiencies and streamline postage expenses. Such postal processing services include address quality, mail design, presentment and tracking.

In 2006, a subsidiary of DST Output was formed to help clients manage postage-related services including postal compliance, automated postage payment, postage advance accounts (deposits and escrow accounts) and management of presort vendors and international mail.

The establishment of a separate entity focused on postage management allows our clients to better address U.S. Postal Service initiatives to improve quality and lower costs.

Electronic Solutions

The Segment has created an automated information and technology infrastructure that electronically formats data, manages presentation over the Web, and provides alternative media in the form of encrypted CD/DVD and computer output microfiche. As electronic statements and payment solutions have become more widely expected by consumers and intermediaries, communications service providers, utilities, financial services, healthcare insurers and other companies continue to implement electronic presentment capabilities. To fulfill the requirement, the Segment offers a broad range of electronic solutions designed to meet the needs for electronic statement presentment, payment, and distribution, including secure e-mail push delivery.

The need for customer service retrieval of statements is addressed by the Segment's presentment solutions. These products provide customer service representatives with a searchable, indexed statement image that matches the print or electronic version sent to consumers, which can enable faster customer service calls and improved first-call resolution rates. In addition to variable retention via Web presentment solutions, encrypted CD/DVD, microfilm and microfiche capabilities are available for longer-term storage and archival.

International Operations

The Output Solutions Segment also offers services to the Canadian and U.K. markets. In Canada, DST Output is one of the largest producers of bills and statements. DST Output Canada is the largest provider of document scanning and on-line hosting technology services for paper-intensive business in Canada. DST International Output pioneered the use of a high-volume full color variable digital solution within the European transactional print and mail market, and provides personalized print and electronic communications principally in the U.K. This digital color solution offers clients the capability to deliver true one-to-one marketing linked with transactional mail communications.

Investments and Other

In addition to DST's two operating segments, DST's Investments and Other Segment is comprised of investments in equity securities and certain financial interests and its real estate subsidiaries and affiliates. DST's investments in equity securities totaled approximately $1.3 billion at December 31, 2006, principally from an investment in State Street Corporation of $762.7 million. Other significant portfolio holdings at December 31, 2006 include Computershare Ltd. and Euronet Worldwide Inc., with market values of $207.8 million and $56.0 million, respectively.

The Company owns and operates real estate mostly in the U.S. and U.K., which is held primarily for lease to the Company's other business segments. The Company is a partner in certain real estate joint ventures that lease office space to the Company, certain of its unconsolidated affiliates and unrelated third parties. The Company is a 50% partner in a limited purpose real estate joint venture formed to develop and lease approximately 1.1 million square feet of office space to the U.S. government. This real estate project was substantially completed in the fourth quarter of 2006 and resulted in DST recognizing approximately $11.0 million of federal and state income tax benefits related to historic preservation tax credits.

State Street Corporation

At December 31, 2006, DST owned approximately 11.3 million shares, or 3%, of State Street Corporation with a market value of $762.7 million. DST received shares in State

Street as consideration for the sale of its 50% interest in Investors Fiduciary Trust Company to State Street in 1995. State Street is the world's leading specialist in providing institutional investors with investment servicing, investment management and investment research and trading services.

Computershare Ltd.

At December 31, 2006, DST owned 29.6 million shares, or approximately 5%, of Computershare Ltd. with a market value of $207.8 million. DST received shares in Computershare as partial consideration for the sale of its wholly-owned subsidiary, EquiServe, Inc., in June 2005. Computershare is one of the world's leading financial services and technology providers for the global securities industry, providing services and solutions to listed companies, investors, employees, exchanges and other financial institutions.

Market Value of Available-for-Sale Securities (millions)



Other
Computershare
CSC
State Street
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
2002
2003
2004
2005
2006

Capitalization

DST has taken a number of actions to position the capitalization structure of the Company in order to benefit shareowners. DST has repurchased a significant number of shares to reduce the overall shares outstanding, as depicted in the table of shares repurchased and outstanding.

Actual Shares Outstanding and Repurchased (millions)



Shares Outstanding
Shares Repurchased
130
120
110
100
90
80
70
60
50
40
30
20
10
0
2002
2003
2004
2005
2006

The funding necessary to finance these repurchases has come primarily from the following sources—cash flow from operations, debt issuances, proceeds from the sale of businesses and certain equity security investments and dividends received from unconsolidated affiliates including a $254.8 million dividend received from Asurion in July 2006, as depicted in the schedule of DST's cash flow from operations during the last five years.

Operating Cash Flows



From DST's consolidated statement of cash flows
Represents taxes paid on 2005 gains from the sale of businesses and properties
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
2002
2003
2004
2005
2006

As part of the financing required to repurchase 32.3 million shares from Janus Capital Corporation for $34.50 per share in 2003, DST issued $840 million of convertible senior debentures. If fully converted, these debentures would convert into 17.1 million shares of DST common stock at a conversion price of $49.08 per share. DST has the right to settle the debentures in stock, cash or any combination thereof. In addition, DST restructured its syndicated debt facility in 2005. This $600 million five-year facility provides DST with funding to handle day-to-day operations. These are the primary components of DST debt, as depicted in the debt-schedule provided.

Total Debt



Other
Revolving credit facilities
Convertible debentures
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
2002
2003
2004
2005
2006

Corporate Information

Board of Directors

A. Edward Allinson *
Retired Chairman
Boston Financial Data Services, Inc. and
National Financial Data Services, Inc.
Retired Chief Executive Officer
EquiServe Limited Partnership

George L. Argyros ***
Former U.S. Ambassador to Spain
Chairman of the Board and
Chief Executive Officer
Arnel & Affiliates

Michael G. Fitt **
Retired Chairman of the Board,
President and Chief Executive Officer
Employers Reinsurance Corporation

William C. Nelson **
Chairman
George K. Baum Asset Management
Retired Chairman
Bank of America, N.A. (Mid-West)

Travis E. Reed **
President
Reed Investment Corporation

M. Jeannine Strandjord **
Retired Senior Vice President
Sprint Corporation

Thomas A. McCullough
Executive Vice President and Chief Operating Officer
DST Systems, Inc.

Thomas A. McDonnell
President and Chief Executive Officer
DST Systems, Inc.

* *Member of the Board's Audit and Corporate Governance/Nominating Committees*

** *Member of the Board's Audit, Compensation and Corporate Governance/Nominating Committees*

*** *Member of the Board's Compensation and Corporate Governance/Nominating Committees*

Selected Management of the Company [1]

Thomas A. McDonnell
President and Chief Executive Officer

Thomas A. McCullough
Executive Vice President and Chief Operating Officer

Thomas R. Abraham
Chief Executive Officer, DST International, Limited

A. Stephan Sabino
President, DST Health Solutions, Inc.

Steven J. Towle
President and Chief Executive Officer, DST Output, LLC

J. Michael Winn
Non-Executive Chairman, DST International, Limited

Jonathan J. Boehm
Group Vice President – Mutual Funds Full Service

Gregg Wm. Givens
Vice President and Chief Accounting Officer

Kenneth V. Hager
Vice President, Chief Financial Officer and Treasurer

John C. Vaughn
Vice President – Automated Work Distributor

Mark C. Prasifka
Vice President and Chief Information Officer

Robert L. Tritt
Group Vice President – Mutual Funds Remote Service

Randall D. Young
Vice President, General Counsel and Secretary

[1] This is not the list of executive officers for purposes of Rules 3b-7 and 14a-3(b)(8) of the Securities Exchange Act of 1934. DST's Form 10-K, Part I Item 4, contains such list.

Corporate Information

Common Stock Listing
New York Stock Exchange
Symbol: DST

Transfer Agent and Registrar
Computershare Trust Company, N.A.
P.O. Box 43011
Providence, Rhode Island 02940

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
1055 Broadway, 10th floor
Kansas City, Missouri 64105

Annual Meeting of Stockholders
10:30 A.M. Central Time, May 8, 2007
Corporate Offices
DST Systems, Inc.
333 West 11th Street, 3rd Floor
Kansas City, Missouri 64105

Corporate Offices
333 West 11th Street
Kansas City, Missouri 64105
888.DST.INFO
www.dstsystems.com

06

DST SYSTEMS®

333 West 11th Street • Kansas City, MO 64105 • 888.DST.INFO • www.dstsystems.com

DSTCM__AR__07

END